Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The SCO Group, Inc.:

We consent to the incorporation by reference in Registration Statement Nos. 333-43822, 333-97865, 333-100105, 333-124101, and 333-124102 on Form S-8 of The SCO Group, Inc. of our report dated January 23, 2006, with respect to the consolidated balance sheet of The SCO Group, Inc. and subsidiaries as of October 31, 2005, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended, and the financial statement schedule for the related period, which report appears in the October 31, 2005 annual report on Form 10-K of The SCO Group, Inc.

/s/ Tanner LC
Salt Lake City, Utah
January 23, 2006